Exhibit 99.1

YAMANA ANNOUNCES ANOTHER YEAR OF MINERAL RESOURCE INCREASES

TORONTO, ONTARIO, February 18, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY)   (“Yamana” or “the Company”) announces its mineral reserves and mineral resources for the year ended December 31, 2013.

HIGHLIGHTS (as of December 31, 2013):

•	Total mineral reserves of 18.5 million gold equivalent ounces(1) (“GEO”) contained in 638 million tonnes at an average grade of 0.90 grams/tonne (“g/t”),
•	Comprised of 16.3 million ounces of gold mineral reserves and 117.8 million ounces of silver mineral reserves
•
Total measured and indicated mineral resources of 17.3 million GEO(1), in 573 million tonnes at an average grade of 0.94 g/t, an increase in contained ounces of  10% from 2012, with a 5% increase in grade.

•	Total inferred mineral resources of 15.0 million gold equivalent ounces, an increase of 32% from 2012 contained in 303 million tonnes at an average grade of 1.54g/t.
•	El Peñón measured and indicated mineral resources grade increased by 19% from 2012.
•	Maiden probable mineral reserve estimate for Cerro Moro of 2.0 million tonnes at 24.34 g/t, containing 1.5 million gold equivalent ounces.

Total Mineral Reserves
		Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
GEO		638,023	0.90	18,531
	Gold	638,023	0.79	16,285
	Silver	26,135	140.1	117,762
		Tonnes (000's)	Grade (%)	Contained lbs (M)
Copper		443,756	0.29	2,824

Total Mineral Resources
		Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
GEO		572,739	0.94	17,254
	Gold	572,739	0.88	16,275
	Silver	99,998	16.1	51,726
		Tonnes (000's)	Grade (%)	Contained lbs (M)
Copper		173,604	0.23	874

Total Inferred Mineral Resources
		Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
GEO		303,242	1.54	15,019
	Gold	303,242	1.38	13,444
	Silver	47,424	53.3	81,221
		Tonnes (000's)	Grade (%)	Contained lbs (M)
Copper		127,683	0.26	731

(All amounts are expressed in United States dollars unless otherwise indicated.)
1. Silver is treated as a gold equivalent at a ratio of 50:1 except at Mercedes where silver is treated as a gold equivalent at a ratio of 140:1

The changes in reserves are net of 2013 depletion due to production.

Detailed mineral reserve and mineral resource tables follow at the end of this press release and are available online at www.yamana.com/reserveandresource.

The most notable changes are detailed below:

El Peñón,Chile

•	Gold equivalent mineral reserves of 10.5 million tonnes at 9.66 g/t containing 3.3 million gold equivalent ounces
•	Gold equivalent mineral resources of 3.4 million tonnes at 12.41 g/t containing 1.4 million gold equivalent ounces
•	Inferred gold equivalent mineral resources of 5.7 million tonnes at 12.63 g/t containing 2.3 million gold equivalent ounces

Total gold equivalent mineral reserves of 3.3 million GEO after production of 534,500 contained GEO, a decrease in ounces of 13%, a decrease of 19% in tonnage with a slight increase in average grade to 9.66 g/t.  Measured and indicated gold equivalent mineral resource ounces increased by more than 100% to 1.4 million GEO at 12.41 g/t contained in 3.4 million tonnes of ore.  Total gold equivalent inferred resources were 2.3 million GEO and reflect an increase in the average grade to 12.6 g/t.
After several consecutive years of increases in excess of depletion, to the mineral reserves at El Peñón, the 2013 program focused on building the mineral resources for conversion to mineral reserves in future years.   With a 100% increase to mineral resource ounces in 2013, the program exceeded expectation.  The 2014 exploration program at El Peñón will focus on converting mineral resources to mineral reserves.  This includes focused infill drill programs at Providencia Este, Al Este Foot Wall, Al Este East and Borde Oeste.

Chapada, Brazil

•	Gold mineral reserves of 479.8 million tonnes at 0.25 g/t containing 3.8 million gold ounces

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•	Gold mineral resources of 255.8 million tonnes at 0.26 g/t containing 2.1 million gold ounces
•	Inferred gold mineral resources of 155.2 million tonnes at 0.18 g/t containing 913,000 million gold ounces

Gold mineral reserves were 3.8 million ounces, contained in 480 million tonnes at an average grade of 0.25 g/t, an increase of 156,000 ounces over 2012, after production of 188,000 contained ounces.  Measured and indicated gold mineral resources of 2.1 million ounces contained in 255.8 million tonnes at 0.26 g/t declined from 2012 levels mainly as a result of the conversion of mineral resources to mineral reserves at Corpo Sul.  Gold inferred mineral resources increased by 9% to 913,000 ounces of gold contained in 155.2 million tonnes at 0.18 g/t.

Copper mineral reserves increased by 7% to 2.6 billion pounds contained in 421 million tonnes with an average grade of 0.29%.Copper measured and indicated mineral resources decreased to 874 million pounds of copper contained in 173.6 million tonnes with an average grade of 0.23%.

Chapada reserves increased in both gold and copper content as a result, in part, of the conversion of mineral resources at Corpo Sul but also resulted from the higher grades being encountered with the infill drilling required for the conversion.  In turn, the mineral resource tonnes, ounces and pounds are lower than 2012 levels due to the conversion of measured and indicated mineral resources and upgraded inferred mineral resource tonnes, ounces and pounds to mineral reserves.

Jacobina, Brazil

•	Gold mineral reserves of 24.0 million tonnes at 2.80 g/t containing 2.2 million gold ounces
•	Gold mineral resources of 33.9 million tonnes at 2.40 g/t containing 2.6 million gold ounces
•	Inferred gold mineral resources of 15.8 million tonnes at 3.11 g/t containing 1.6 million gold ounces

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Proven and probable gold mineral reserves of 2.2 million ounces contained in 24.0 million tonnes at an average grade of 2.80g/t.  The decline from 2012 levels can be partly attributed to the depletion of 77,000 contained ounces and changes to the resource model at Joao Belo. Measured and indicated gold mineral resources increased by 26% to 2.6 million ounces contained in 33.9 million tonnes of mineral resources at 2.40 g/t while inferred mineral resources increased by 30% to 1.6 million ounces in 15.8 million tonnes of mineral resources at 3.11g/t.  At Joao Belo, an infill and ore delineation program indicated that portions of the resource model were narrower than previously modeled and contained gold reserves decreased as a result.  Increases in measured and indicated mineral resources at Moro do Vento, Morro do Cuscuz and Serra do Corrego were accomplished by infill drilling and updates to the geologic model.

Gualcamayo, Argentina

•	Gold mineral reserves of 32.2 million tonnes at 1.33 g/t containing 1.4 million gold ounces
•	Gold mineral resources of 94.8 million tonnes at 1.01 g/t containing 3.1 million gold ounces
•	Inferred gold mineral resources of 30.4 million tonnes at 2.08 g/t containing 2.0 million gold ounces

Gold mineral reserves were 1.4 million gold ounces contained in 32.2 million tonnes at an average grade of 1.33 g/t.  Mineral reserves at Gualcamayo decreased by 690,000 ounces during 2013 due to depletion, revision of planned mining techniques, and associated higher mining costs.  Measured and indicated gold mineral resources were 94.8 million tonnes containing 3.1 million ounces at 1.01 g/t and inferred gold resources were 30.4 million tonnes containing 2.0 million ounces at 2.08 g/t.  The exploration focus at Gualcamayo in 2013 was on defining and expanding the Rodado breccia, a new zone southwest of QDDLW discovered in 2011.  This contributed to the 163% increase in measured and indicated mineral resources and 268% increase in inferred mineral resources year-over-year. A significant amount of the resource at Gualcamayo is within the Rodado breccia and QDDLW, and given the current size of the sulphide portion of these two zones the Company is undertaking a study for recovery of gold from sulphide ore.  A large portion of the reduction of reserves was from the reclassification of underground ore, which is also being included for evaluation as part of the sulphide study.

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Minera Florida, Chile

•	Gold equivalent mineral reserves of 8.1 million tonnes at 2.71 g/t containing 706,000 gold equivalent ounces
•	Gold equivalent mineral resources of 4.4 million tonnes at 6.01 g/t containing 848,000 gold equivalent ounces
•	Inferred gold equivalent mineral resources of 5.0 million tonnes at 6.38 g/t containing 1.0 million gold equivalent ounces

Proven and probable gold equivalent mineral reserves at Minera Florida were 706,000 GEO, a decrease compared to 974,000 GEO in 2012 after production of 164,000 contained GEO in 2013.   There are 64 individual ore shoots or veins that contribute to the mineral reserve totals at Minera La Florida.  The majority of the production during 2013 was sourced from the Tribuna, Puemo, Hallazgo, Falla Hallazgo, Rafael and Marilyn ore zones.  Mining of these zones during 2013 was only partly offset by additions to mineral reserves at Maqui Clavo II, Gasparin, Mejas and other veins.  The 2.71 g/t average grade of mineral reserves at Minera Florida is reflective of the inclusion of 159,000 defined GEO contained in tailings.  Excluding this material the reserve grade is 4.62 g/t, more consistent with the average measured and indicated mineral resource grade of 6.01 g/t.

Measured and indicated mineral resources increased by 49% to 848,000 GEO and inferred mineral resources increased by 36% to 1.0 million GEO.  The increase in mineral resources is the result of new discoveries and extensions to the Maqui Sur, Aqua Fria, Marisol, Florencia, HME Centro, PVO Sur and Megias veins and mineral zones, and from many smaller additions to the existing mineral inventory.  The 2014 exploration program at Minera Florida will focus on converting mineral resources to mineral reserves.

Mercedes, Mexico

•	Gold equivalent mineral reserves of 5.6 million tonnes at 5.03 g/t containing 905,000 gold equivalent ounces
•	Gold equivalent mineral resources of 3.6 million tonnes at 3.37 g/t containing 388,000 gold equivalent ounces
•	Inferred gold equivalent mineral resources of 3.3 million tonnes at 4.14 g/t containing 441,000 gold equivalent ounces

Gold equivalent mineral reserves were 5.6 million tonnes containing 905,000 GEO at an average grade of 5.03 g/t.  Contained mineral reserves fell due to depletion.  Mineral reserve reductions were partly offset by new discoveries and extensions, and reserve upgrades at Casa Blanca, Barrancas Centro, Rey del Oro and Tarasito.

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Exploration efforts in 2013 focused on adding new ounces to the mineral resource inventory.  Measured and indicated gold equivalent mineral resources increased by 26% to 3.6 million tonnes of 3.37 g/t, containing 388,000 GEO.  Inferred gold equivalent mineral resources increased by 10% to 3.3 million tonnes of 4.14 g/t, containing 441,000 gold equivalent ounces.  Important additions to the mineral inventory were made at the Klondike, Rey del Oro and Barrancas areas.

Fazenda Brasileiro, Brazil

•	Gold mineral reserves of 2.2 million tonnes at 2.42 g/t containing 168,000 gold ounces
•	Gold mineral resources of 2.0 million tonnes at 1.77 g/t containing 116,000 gold ounces
•	Inferred gold mineral resources of 6.1 million tonnes at 3.10 g/t containing 611,000 gold ounces

Proven and probable gold mineral reserves were 168,000 ounces contained in 2.2 million tonnes at 2.42 g/t.  Measured and indicated gold mineral resources were 116,000 ounces contained in 2.0 million tonnes at 1.77 g/t.  Inferred gold mineral resources remained unchanged from 2012.  Current mineral reserves indicate a remaining mine life of approximately three years after having been mined by the Company for ten years.

C1 Santa Luz, Brazil

•	Gold mineral reserves of 26.7 million tonnes at 1.57 g/t containing 1.3 million gold ounces
•	Gold mineral resources of 11.7 million tonnes at 1.27 g/t containing 478,000 gold ounces
•	Inferred gold mineral resources of 13.6 million tonnes at 2.49 g/t containing 1.1 million gold ounces

Gold mineral reserves are 26.7 million tonnes at 1.57 g/t containing 1.3 million ounces.  Measured and indicated gold mineral resources are 478,000 ounces in 11.7 million tonnes at 1.27 g/t.  Inferred gold mineral resources saw a net increase of 596,000 ounces to 1.1 million ounces at 2.49 g/t of gold due to additions from C1 southwest deep extensions and reductions in some indicated mineral resource zones in the C1 open pit.

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Pilar, Brazil

•	Gold mineral reserves of 10.8 million tonnes at 4.03 g/t containing 1.4 million gold ounces
•	Gold mineral resources of 1.9 million tonnes at 4.44 g/t containing 270,000 gold ounces
•	Inferred gold mineral resources of 12.7 million tonnes at 4.12 g/t containing 1.7 million gold ounces

Gold mineral reserves are 10.8 million tonnes at 4.03 g/t containing 1.4 million ounces.  Measured and indicated gold mineral resources are 270,000 ounces in 1.9 million tonnes at 4.44 g/t.  Inferred gold mineral resources saw a net increase of 299,000 ounces to 1.7 million ounces contained in 12.7 million tonnes of ore at 4.12 g/t of gold.  At Pilar, the zones mined during commissioning in 2013 were depleted from the 2012 reserves estimates as the mine continues to work towards commercial production status.

Cerro Moro, Argentina

•	Maiden gold equivalent probable mineral reserves of 2.0 million tonnes at 24.34 g/t containing 1.5 million gold equivalent ounces
•	Gold equivalent mineral resources of 1.8 million tonnes at 6.16 g/t containing 352,000 gold equivalent ounces
•	Inferred gold equivalent mineral resources of 3.6 million tonnes at 4.25 g/t containing 486,000 gold equivalent ounces

As at December 31, 2013, 2.0 million tonnes of GEO probable mineral reserves at 24.34 g/t containing 1.5 million of GEO have been converted from mineral resources.  Measured and indicated gold mineral resources at the end of the year were 1.8 million tonnes at 6.16g/t containing 352,000 GEO. The decrease in measured and indicated gold resources was due to the upgrade of many resource ounces to mineral reserves.

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Suyai, Argentina

•	Gold equivalent mineral resources of 4.7 million tonnes at 15.59 g/t containing 2.4 million gold equivalent ounces
•	Inferred gold equivalent mineral resources of 900,000 tonnes at 9.90 g/t containing 286,000 gold equivalent ounces

Measured, indicated and inferred gold equivalent mineral resources are unchanged year-over-year as the development focus at Suyai in 2013 was on the execution of further studies to better position the Company to apply for required permits.  A number of relevant studies have already been completed and others are ongoing, which should support the Company in applying for permitting this year.  This high grade gold-silver deposit has similarities to the deposits at El Peñón and Mercedes, and has the potential to add significant value to the Company’s portfolio of producing mines.  The current plan being evaluated includes an underground operation without any chemical processing onsite that will produce a precious metals concentrate that could be sold to third parties or potentially processed at Cerro Moro.  Initial capital costs are expected to be low at approximately $220 million, producing approximately 150,000 GEO per annum at an estimated throughput rate of 1,150 tonnes/day.

Arco Sul, Brazil

•	Inferred gold mineral resources of 5.0 million tonnes at 4.02 g/t containing 646,000 gold ounces

Arco Sul is a new discovery made in late 2010 and is 100% owned by the Company.  It is located in western Goias State, 200 kilometres from Goiania, 370 kilometres from Brasilia and 295 kilometres from Pilar. Gold mineralization is hosted in a stock work system in a contact zone of subvolcanic intrusives and the Neoproterozoic volcano-sedimentary basement.  The Company's closed and reclaimed mine, Fazenda Nova, represents the small, near surface part of the Arco Sul mineralized system.  The sulphide potential at depth was identified when the oxides were being mined and the Company is now exploring that potential.  Diamond drilling started in late September 2010 and to date 72 diamond drill holes totaling 29,979 metres have been completed.  Mineralization remains open in all directions and an inferred mineral resource estimate has outlined 646,000 ounces of gold in 5.0 million tonnes of ore at an average grade of 4.02 g/t.

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Ernesto/Pau-a-Pique, Brazil

•	Gold mineral reserves of 4.7 million tonnes at 3.47 g/t containing 526,000 gold ounces
•	Gold mineral resources of 4.2 million tonnes at 2.38 g/t containing 324,000 gold ounces
•	Inferred gold mineral resources of 1.6 million tonnes at 3.04 g/t containing 157,000 gold ounces

Gold mineral reserves are 4.7 million tonnes at 3.47 g/t containing 526,000 ounces.  Measured and indicated gold mineral resources are 324,000 ounces in 4.2 million tonnes at 2.38 g/t, and inferred gold mineral resources of 157,000 ounces in 1.6 million tonnes of material at 3.04 g/t of gold.

2014 Exploration Program

Exploration at Yamana continues to be a key to unlocking value at existing operations.  The 2014 program will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow allowing the Company to grow prudently and profitably.  The Company expects to spend approximately $70 million on exploration in 2014.

Qualified Person

Other than as set forth herein, William Wulftange, P.Geo., Senior Vice President, Exploration for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-815-0220 1-888-809-0925 Email: investor@yamana.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2013.  See the qualified persons list below.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	22,188	0.35	250	625	0.21	4	22,813	0.35	254
Chapada	167,243	0.22	1,157	312,600	0.27	2,675	479,843	0.25	3,832
C1-Santa Luz	16,284	1.64	856	10,402	1.46	489	26,686	1.57	1,345
Cerro Moro	-	-	-	1,954	11.38	715	1,954	11.38	715
El Peñón	1,433	8.58	395	9,035	5.39	1,566	10,468	5.83	1,961
Ernesto/Pau a Pique	182	3.68	21	4,529	3.47	505	4,711	3.47	526
Fazenda Brasileiro	1,790	2.46	142	373	2.13	26	2,163	2.42	168
Gualcamayo	3,792	1.42	173	28,425	1.32	1,202	32,217	1.33	1,375
Jacobina	3,974	2.08	266	19,989	2.94	1,891	23,963	2.80	2,157
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
Mercedes	963	4.48	139	4,635	4.74	706	5,598	4.69	845
Minera Florida Ore	1,953	3.93	247	1,729	4.56	253	3,682	4.22	500
Minera Florida Tailings	4,433	0.86	123	-	-	-	4,433	0.86	123
Total Minera Florida	6,386	1.80	370	1,729	4.56	253	8,115	2.39	623
Pilar	-	-	-	10,811	4.03	1,402	10,811	4.03	1,402
Total Gold Mineral Reserves	230,585	0.62	4,567	407,438	0.89	11,718	638,023	0.79	16,285
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	-	-	-	1,954	648.3	40,723	1,954	648.3	40,723
El Peñón	1,433	223.3	10,285	9,035	186.5	54,171	10,468	191.5	64,456
Mercedes	963	57.7	1,786	4,635	44.5	6,633	5,598	46.8	8,419
Minera Florida Ore	1,953	17.6	1,107	1,729	22.8	1,267	3,682	20.1	2,374
Minera Florida Tailings	4,433	12.6	1,790	-	-	-	4,433	12.6	1,790
Total Minera Florida	6,386	14.1	2,897	1,729	22.8	1,267	8,115	16.0	4,164
Total Silver Mineral Reserves	8,782	53.0	14,968	17,353	184.2	102,794	26,135	140.1	117,762
Agua Rica	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	22,188	0.35	171	625	0.26	4	22,813	0.35	175
Chapada	167,243	0.28	1,024	253,700	0.29	1,625	420,943	0.29	2,649
Total Copper Mineral Reserves	189,431	0.29	1,195	254,325	0.29	1,629	443,756	0.29	2,824
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	6,386	0.87	122	1,729	1.42	54	8,115	0.98	176
Total Zinc Mineral Reserves	6,386	0.87	122	1,729	1.42	54	8,115	0.98	176

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	22,188	0.012	6.1	625	0.014	0.2	22,813	0.012	6.3
Total Moly Mineral Reserves	22,188	0.012	6.1	625	0.014	0.2	22,813	0.012	6.3
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

(All amounts are expressed in United States dollars unless otherwise indicated.)
1. Silver is treated as a gold equivalent at a ratio of 50:1 except at Mercedes where silver is treated as a gold equivalent at a ratio of 140:1

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Mineral Resources (Measured, Indicated and Inferred)

The following table set forth the Mineral Resource estimates and for the Company’s mineral projects as at December 31, 2013.  See the qualified persons list below.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Amancaya	-	-	-	-	-	-	-	-	-	1,390	7.90	351
Arco Sul	-	-	-	-	-	-	-	-	-	5,000	4.02	646
Total C1 Santa Luz	3,243	1.00	104	8,436	1.38	374	11,679	1.27	478	13,562	2.49	1,086
Chapada	22,636	0.21	155	233,129	0.26	1,949	255,765	0.26	2,104	155,236	0.18	913
Cerro Moro	0	-	-	1,777	2.14	122	1,777	2.14	122	3,559	1.90	220
El Peñón	923	12.30	365	2,467	6.37	505	3,390	7.98	870	5,704	6.83	1,252
Ernesto/Pau a Pique	-	-	-	4,232	2.38	324	4,232	2.38	324	1,610	3.04	157
Fazenda Brasileiro	-	-	-	2,034	1.77	116	2,034	1.77	116	6,131	3.10	611
Gualcamayo	11,342	1.00	365	83,429	1.01	2,711	94,771	1.01	3,076	30,366	2.08	2,029
Jacobina	14,380	2.26	1,044	19,558	2.50	1,570	33,938	2.40	2,614	15,849	3.11	1,584
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139	1,118	4.49	161
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Lavra Velha	-	-	-	-	-	-	-	-	-	3,934	4.29	543
Total Mercedes	173	4.62	26	3,412	3.02	331	3,585	3.10	357	3,310	3.89	414
Minera Florida	1,905	5.97	366	2,480	4.92	393	4,385	5.38	759	5,008	5.63	907
Pilar	-	-	-	1,894	4.44	270	1,894	4.44	270	12,665	4.12	1,676
Suyai	-	-	-	4,700	15.00	2,286	4,700	15.00	2,286	900	9.90	274
Total Gold Mineral Resources	71,124	1.24	2,827	501,615	0.83	13,449	572,739	0.88	16,275	303,242	1.38	13,444
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896	642,110	0.12	2,444

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Amancaya	-	-	-	-	-	-	-	-	-	1,390	73.0	3,270
Chapada	-	-	-	82,161	1.4	3,775	82,161	1.4	3,775	27,553	1.1	982
Cerro Moro	-	-	-	1,777	201.0	11,488	1,777	201.1	11,488	3,559	116.0	13,297
El Peñón	923	319.4	9,478	2,467	184.8	14,652	3,390	221.4	24,130	5,704	290.2	53,231
Total Mercedes	173	49.2	273	3,412	37.2	4,078	3,585	37.7	4,351	3,310	36.2	3,843
Minera Florida	1,905	38.6	2,367	2,480	26.2	2,092	4,385	31.6	4,459	5,008	37.4	6,023
Suyai				4,700	23.0	3,523	4,700	23.0	3,523	900	21.0	575
Total Silver Mineral Resources	3,001	125.6	12,118	96,997	12.7	39,608	99,998	16.1	51,726	47,424	53.3	81,221
Agua Rica	27,081	2.3	2,042	173,917	2.9	16,158	200,998	2.8	18,200	642,110	2.3	48,124

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Chapada	22,636	0.17	84	150,968	0.24	790	173,604	0.23	874	127,683	0.26	731
Total Copper Mineral Resources	22,636	0.17	84	150,968	0.24	790	173,604	0.23	874	127,683	0.26	731
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714	642,110	0.34	4,853

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	1,905	1.63	68	2,480	1.74	95	4,385	1.69	164	5,008	1.62	179
Total Zinc Mineral Resources	1,905	1.63	68	2,480	1.74	95	4,385	1.69	164	5,008	1.62	179

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480
Total Moly Mineral Resources	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480

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Yamana Gold Inc.  Mineral Reserve and Mineral Resource Reporting Notes:

1.	Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources

Alumbrera (12.5%)	$1,300 Au, $2.95 Cu, $10.00 Mo and 0.22% CuEq	N/A
Amancaya	N/A	1.0 g/t Aueq OP , 3.4 g/tAueq UG
Arco Sul	N/A	2.5 g/t Au cut-off
Caiamar	N/A	1.5 g/t Au cut-off
Chapada	$950 Au, $2.80 Cu, $4.80 average cut-off, 1.25 Revenue Factor for Main Pit	$1500 Au, $3.5 Cu and $3.5 NSR cut-off out of pit for Chapada Mine (Main Pit, CorpoSul and Corpo NE)
$950 Au, $2.80 Cu, $4.80 average cut-off, 1.00 Revenue Factor for Corpo Sul
	$900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project	0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project
C1-Santa Luz	$950 Au for C1 with 0.7 g/t Au cut-off, Antas 2, $950 Au for Antas 3 with 0.5 g/t Au cut-off and $750 Au Mansinha and Mari; 0.50 g/t Au cut-off	0.5 g/t Au cut-off for C1 Ore(Antas 2, Antas 3, Mansinha, Mari, Alvo 36, VG14 and Serra Branca) and 1.5 g/t Au cut-off for C1 Underground high grade ore
Cerro Moro	$950 Au and $18.00 Ag, Open pit cut-off at 3.4 g/t Aueq and Underground cut-off at 6.2 g/t Aueq	1.0 g/t Aueq cut-off
El Peñón	$950 Au, $18.00 Ag, Variable cut-off for Underground and 1.2 g/t Aueq cut-off for Open Pit	3.9 g/t Aueq cut-off
Ernesto/Pau a Pique	$950 Au, 1.5 g/t UG, OP cut-off 1.06 g/t Au for Ernesto and 1.0 g/t Au cut-off for Lavrinha and 0.63 g/t Au for Satellite s NM	0.5 g/t Au cut-off for Ernesto, 1.0 g/t Au for Lavrinha, 0.63 g/t Au for Satellites NM an1.0 g/t Au for Pau a Pique
Fazenda Brasileiro	$950 Au, 2.14 g/t Au UG and 0.75 g/t Au OP cut-off	0.5 g/t cut-off UG and 0.25g/t Au OP cut-off
Gualcamayo	$950 Au: 1.00 g/t AuCut-off UG: cut-offs for OP, 0.20 g/t Au for QDD Upper and 0.5 g/t Au for AIM	1.00 g/t AuCut-off UG: cut-offs for OP, 0.20 g/t Au for QDD Upper and 0.5 g/t Au for AIM
Jacobina	$950 Au; 1.45 g/t Au cut-off	0.5 g/t Au cut-off UG, 1.5 g/t Au cutoff for Pindobacu
Jeronimo	$900 Au, 2.0 g/t Au cut-off	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/tAu cut-off
Lavra Velha	N/A	$1300 Au, $3.5Cu and 0.2g/t Au, 0.1% Cu cut-offs
Mercedes	$950 Au, $18.00 Ag, 2.9 g/t Aueq	2.0 g/t Aueq cut-off for Mercedes and 0.4 g/t Aueq cut-off for Rey de Oro
Minera Florida	$950 Au, $18.00 Ag, $1 lb Zn, 2.80 g/t Aueq cut-off and Florida tailings cut-off N/A	2.22 g/t Aueq cut-off
Pilar	$950 Au; 2.0 g/t Au cut-off	2.0 g/t Au cut-off
Suyai	N/A	5.0 g/t Au cut-off
Agua Rica	$1,000 Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo	0.2% Cu cut-off

2.
All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.	All Mineral Resources are reported exclusive of Mineral Reserves.

4.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

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5.	Mineral Reserves and Mineral Resources are reported as of December 31, 2013.

6.	For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates, see the qualified persons list below.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources

Alumbrera	Julio Bruna Novillo, AusIMM, Member of CIM, Independent Consulting Geologist	Julio Bruna Novillo, AusIMM, Member of CIM, Independent Consulting Geologist
Amancaya	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Arco Sul	Not applicable	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
Chapada	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
Cerro Moro	Carlos Guzman, Mining Eng., Registered Member of Chilean Mining Commission, FAusIMM, Principal and Proejct Director, NCL Ingeneria y Construccion SpA
David (Ted) Coupland, BSc DipGeoSc CFSG ASIA MAusIMM (CP) MMICA, Director, Geological Consulting, Principal Geostatistician,  Cube Consulting Pty Ltd.
 - and -
Marcos Valencia A. P.Geo., Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.

C1 Santa Luz	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
El Peñón	Carlos Bottinelli Otárola, P. Eng. Registered Member of Chilean Mining Commission, Development Manager, Yamana Gold Inc.
Max Iribarren Parra, P. Geo., Registered Member of Chilean Mining Commission,
Resources Geologist, Yamana Gold Inc.
- and -
Sebastián Ramírez Cuadra, P. Geo., Registered Member of Chilean Mining Commission,
Resources Geologist, Yamana Gold Inc.

Ernesto/ Pau-a -Pique	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (For Lavrinha and Ernesto Pit 1) - and -	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (for Pau-a-Pique and Lavrinha) - and -
	Marcelo Antonio Batelochi, P Geo., MAusIMM (CP), Geologist Consultant (for Satellites (Nosde, Japones, Pombinhas) - and -	For Lavrinha: Marcelo Antonio Batelochi, P Geo., MAusIMM (CP), Geologist Consultant (for Satellites (Nosde, Japones, Pombinhas)) - and -
	Ricardo Miranda Diaz, P. Eng, Registered Member of Chilean Mining Commission, Corporate Technical Manager Yamana Gold Inc. (for Pau-a-Pique) - and -	Rodney Webster B. Sc. (Applied Geology) MAusIMM, MAIG, Principal Geologist, AMC Consultants Pty. Ltd. (for Ernesto)
Peter Mokos, B. Eng. (Mining), Dip. Eng. (Mining), MAusIMM (CP), RPEQ, Principal Mining Engineer, AMC Consultants Pty. Ltd. (for Ernesto Pit 2)
Fazenda Brasileiro	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
Gualcamayo	Ricardo Miranda Diaz, P. Eng, Registered Member of Chilean Mining Commission, Corporate Technical Manager Yamana Gold Inc.	Marcos Valencia A. P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana Gold Inc.

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Jacobina	Normand Lecuyer, B. Sc., P. Eng., Roscoe Postle Associates Inc.	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Jeronimo	Guillermo Bagioli Arce, MAusIMM , Member of Chilean Mining Commission, Metálica Consultores S.A.	Dominique François-Bongarçon, Ph.D, FAusIMM, Agoratek International
La Pepa	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Lavera Velha	Not applicable	Marcelo Antonio Batelochi, P.Geo., MAusIMM (CP), Geologist Consultant
Mercedes	Dennis Bergen, P.Eng., Roscoe Postle Associates Inc.	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Minera Florida	Carlos Bottinelli Otarola, P.Eng., Registered Member of Chilean Mining Commission, Development Manager, Yamana Gold Inc.
Javier Suazo Guzman, P. Geo., Registered Member of Chilean Mining Commission, Resources Geologist, Yamana Gold Inc.
- and -
Dafne Herreros Van Norden, P.Geo., Registered Member of Chilean Mining Commission,
Resources Geologist, Yamana Gold Inc.

Pilar
Guillermo Bagioli, MAusIMM, Member of Chilean Mining Commission, Metalica Consultores S.A.  (for Jordino)
- and -
and Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.  (for Jordino Extension)

Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Registered Member of Chilean Mining Commission
- and -
Emerson Ricardo Re, MSc, MAusIMM, Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.   (for Jordino Down Dip, Tres Buracos, HG and Ogo Extension and Maria Lazara)

Suyai	Not applicable	Robin J. Young, P. Geo., Western Services Engineering, Inc.
Agua Rica	Julio Bruna Novillo, AusIMM, Member of CIM, Independent Consulting Geologist	Evandro Cintra, Ph.D., P. Geo., Vice President, Operational Planning and Support, Yamana Gold Inc.

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